Exhibit 99.1

Celsion Corporation Announces Convertible Preferred Stock Financing and Amended License Agreement for Aggregate Gross Proceeds of up to $9 Million

Innovative Financing Extends Runway for Achieving Key 2011 Milestones

COLUMBIA, Md., Jan. 13, 2011 /PRNewswire/ -- Celsion Corporation (Nasdaq: CLSN), an oncology drug development company dedicated to the development and commercialization of innovative oncology drugs, today announced that it has entered into a definitive securities purchase agreement with a select group of institutional investors, including certain officers and directors of the Company, to sell 5,000 shares of 8% redeemable convertible preferred stock with a stated value of $1,000 and warrants to purchase up to 2,083,333 shares of common stock in a registered direct offering. The convertible preferred stock and warrants will be sold in units (the "Units"), with each Unit consisting of one share of convertible preferred stock and a warrant to purchase up to 416.6666 shares of common stock at an exercise price of $3.25 per whole share of common stock. The Units are being offered and sold at a negotiated purchase price of $1,000 per Unit. Each share of preferred stock is convertible into shares of common stock at an initial conversion price of $2.40 per share, subject to adjustment in the event of stock splits, recapitalizations or reorganizations that affect all holders of common stock equally. The Company expects to receive gross proceeds from the offering of approximately $5.0 million, before deducting placement agents' fees and estimated offering expenses.

Concurrent with this preferred equity financing, the Company has amended its Development, Product Supply and Commercialization Agreement for the Company's Thermodox® with Yakult Honsha Co. to provide for up to $4.0 million in an accelerated partial payment to the Company of a future drug approval milestone. The terms of the agreement with Yakult provide for the payment to the Company of $2.0 million immediately and an additional $2.0 million conditioned upon the Company's Phase III HEAT Trial Data Management Committee permitting the resumption of enrollment of Japanese patients in the Japan cohort of the study. In consideration of these accelerated milestone payments from Yakult, the Company has agreed to reduce future drug approval milestone payments by approximately 40%. Among other separate prescribed events, receipt by the Company of the second $2.0 million from Yakult is a mandatory conversion event for the convertible preferred stock.

The transaction is expected to close on or about January 14, 2011, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the sale of the Units pursuant to this offering for general corporate purposes, including the funding of the clinical development of its product pipeline of cancer drugs.

Michael H. Tardugno, Celsion's President and Chief Executive Officer, commented, "Through an innovative, shareholder-minded approach to financing, Celsion has secured the capital that is expected to enable it to meet certain key clinical goals at terms that are supportive of all our shareholders. We believe that we now have the financial runway sufficient to complete enrollment in our Phase III primary liver cancer trial, the HEAT study, as well as other related clinical and CMC milestones in 2011.

All of the shares of preferred stock and warrants to purchase shares of common stock are being offered pursuant to a shelf registration statement previously filed with the Securities and Exchange Commission (the "SEC"), which was declared effective by the SEC on April 17, 2009, as supplemented by a prospectus supplement dated January 12, 2011 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Dominick & Dominick LLC acted as placement agent for the offering. The Units may only be offered by means of a prospectus. Copies of the prospectus supplement and accompanying base prospectus can be obtained at the SEC's website at http://www.sec.gov or by writing or calling the Company at 10220-L Old Columbia Road, Columbia, Maryland 21046-2364, Attention: Jeffrey Church, Chief Financial Officer, (410) 290-5390.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in this offering. There shall not be any sale of these securities in any state or jurisdiction in which such offering, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Dominick & Dominick LLC

Dominick & Dominick LLC is a full service, independent securities firm headquartered in New York City, operating in all 50 states and in Switzerland. Founded in 1870, Dominick is one of the oldest, continuously operating broker-dealers in the United States. The firm is registered with the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

Additional Information:

Statements made in this press release may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, but not limited to, the proceeds the Company expects to receive from the offering and the closing of the offering. Forward-looking statements can be identified by the use of words such as "may," "will," "plan," "should," "expect," "anticipate," "estimate," "continue," or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate, and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Annual Reports on Form 10-K, as may be supplemented or amended by the Company's Quarterly Reports on Form 10-Q. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Investor Contact
Marcy Nanus
The Trout Group
646-378-2927 or mnanus@troutgroup.com